UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: April 30, 2005

WWA GROUP, INC.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

000-26927 (Commission File Number)	77-0443643 (IRS Employer Identification Number)

Eric Montandon, Chief Executive Officer
2465 West 12th Street, Suite 2 Tempe, Arizona 85281
(Address of principal executive offices)

(480) 505-0070
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

(b) Effective April 30, 2005, the board of directors of WWA Group, Inc. (the "Company") accepted the resignation of Carl van Lieshout as a Company director, president and chief executive officer.

Effective April 30, 2005, the board of directors of the Company accepted the resignation of Digamber Naswa as a Company director and chief financial officer.

(c) Effective April 30, 2005, the board of directors appointed Mr. Eric Montandon as the Company's chief executive officer. Mr. Montandon also serves on the Company's board of directors.

Mr. Montandon graduated from Arizona State University in 1988 with a Bachelor's Degree in Business Finance. After graduation he worked for Winius-Montandon, Inc. as a commercial real estate consultant and appraiser in Phoenix, Arizona from 1988 until 1992. He was subsequently involved in forming Momentum Asia, Inc., a design and printing operation in Subic Bay, Philippines in 1994. Mr. Montandon operated this company as its chief executive office until the middle of 2000. Mr. Montandon joined the board of directors in of Asia4Sale.com, Inc. in February 2000 and was instrumental in Asia4Sale.com, Inc.'s acquisition and development of World Wide Auctioneers, Ltd. He has expanded his role in both Asia4Sale.com, Inc. and the Company to include all areas of finance, operations and administration.

Over the last five years Mr. Montandon has been an officer and director of two public companies: Asia4Sale.com, Inc. a holding company with a significant interest in the Company from February 2000 to present (chief executive officer, chief financial officer and director), and Net Telecommunications, Inc., formerly a telecommunications service provider from September 2000 to present (director).

The Company has not entered into any related transactions with Mr. Montandon and has not entered into any employment agreement in connection with his appointment as chief executive officer.

Effective April 30, 2005, the board of directors appointed Mr. Yogesh Saxena as the Company's chief financial officer. Mr. Saxena also serves on the Company's board of directors.

Mr. Saxena graduated with a Graduate Degree in Commerce from the Institute of Chartered Accountants of India in 1981 and qualified as a Chartered Accountant on the completion of his studies with the Company Secretaries of India. Over the last five years, prior to joining the Company in 2004, Mr. Saxena spent three and a half years working as the Finance Controller of the Blitz Readymade Garments Factory Ltd., based in Sharjah, United Arab Emirates and for the last two years as the General Manager of Finance with Ivory Garments Factory LLC, a manufacturing unit based in Jordan that is also in the garment manufacturing business.

The Company has not entered into any related transactions with Mr. Saxena and has not entered into any employment agreement in connection with his appointment as chief financial officer.

(d) Effective April 30, 2005 Mr. Yogesh Saxena was appointed to the Company's board of directors to serve until the Company's next Annual Meeting of Stockholders.

The appointment of Mr. Saxena to the Company's board of directors was not based on any prior understanding or arrangement. The Company has not entered into any related transactions with Mr. Saxena and has not at this time determined whether Mr. Saxena will serve on any standing committee.

(d) Effective April 30, 2005 Mr. Keith Lupton was appointed to the Company's board of directors to serve until the Company's next Annual Meeting of Stockholders.

Mr. Lupton graduated from the University of Paris in 1967 with a Bachelor's Degree in Art History. Mr. Lupton has extensive experience in equipment trading and auctioneering. He started his career in plant management and equipment sales in 1969 at John Laing Construction based in the United Kingdom. Mr. Lupton joined Tarmac Construction, another British based company in 1976, in the asset utilization and shipping departments. During 1976 Mr. Lupton was transferred to Tarmac's operating unit in the United Arab Emirates. Between 1982 and 1998, he worked with SAS Trading Establishment in Abu Dhabi, as the manager of international sales and rental of use construction equipment. In 1998, Mr. Lupton joined the Al Rafeh Co, in Abu Dhabi, to manage the sale of used equipment. While working with Tarmac, United Arab Emirates, SAS Trading and Al Rafeh Co., Mr. Lupton's experience included the disposition of equipment at auctions all over the Middle East. He joined the Company's subsidiary, World Wide Auctioneers Ltd., based in Dubai, United Arab Emirates in 2000 as its first sales employee. Mr. Lupton has since become World Wide Auctioneers Ltd.'s regional sales manager in addition to joining the Company's board of directors and serving as a vice-president of sales.

The appointment of Mr. Lupton to the Company's board of directors was not based on any prior understanding or arrangement. The Company has not entered into any related transactions with Mr. Lupton and has not at this time determined whether Mr. Lupton will serve on any standing committee.

ITEM 9.01   OTHER EVENTS

On April 30, 2005, the Company's board of directors created an advisory board for the purpose of ensuring continuity in the Company's business operations and enhancing the already extensive experience of the board of directors in auctioneering activities world wide. Carl van Lieshout and Digamber Naswa, former officers and directors of the Company have been appointed to the new advisory board.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized

Signature	**Date**
By: /s/ Eric Montandon	May 10, 2005
Name: Eric Montandon	
Title: Chief Executive Officer	